UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

Resilience of high-value segments supported by essentiality of services and perception of network quality

•	FTTH customers totaled 2,863 thousand, up 31.9% y-o-y, with 210 thousand net additions in 2Q20;
•	Postpaid accesses grew 3.4% and account for 57.9% of total mobile accesses, with a market share of 38.9% in May 2020;
•	Mobile market share reached 33.0% in May 2020, 8.6 p.p. more than the second player;
•	4.5G coverage was present in 1,360 cities and FTTH was launched in 30 cities in 2Q20, reaching 216 cities covered.

FTTH and IPTV revenues continue to grow significantly while the trend of mobile revenue growth was interrupted by lower commercial activity caused by the pandemic

•	Mobile service revenue down 1.5% y-o-y, showing limited effect caused by the Covid-19 pandemic;
•	FTTH revenues reached R$ 709 million (+47.6% y-o-y) and accounted for 47.8% of broadband revenues;
•	Revenue from growing fixed businesses (UBB Fiber, IPTV, Corporate Data and ICT) already represents 56.9% of fixed revenues, with an increase of +11.0% y-o-y;
•	IPTV revenues reached R$ 265 million (+22.3% y-o-y), accounting for 65.0% of pay TV revenues.

Digitalization and lower commercial activity contributed to strong cost reduction and EBITDA margin expansion this quarter

•	Operating Costs down 5.9% y-o-y in 2Q20, mainly due to lower commercial activity and lower commercial expenses due to digitalization and automation initiatives;
•	EBITDA totaled R$ 4,103 million in 2Q20, (-3.8% y-o-y), with an EBITDA margin of 39.8%.

Investments focused on future technologies while maintaining solid cash generation in the quarter and maximizing shareholder remuneration

•	Investments of R$ 1,909 million in 2Q20 (18.5% of Net Operating Revenue), focused on the expansion of the FTTH network and in quality and capacity of the 4G and 4.5G networks;

•        Free Cash Flow after Leasing reached R$ 2,772 million (+24.9% y-o-y in 2Q20), reflecting investment optimizations and lower financial and tax payments;

•        Net Income amounted to R$ 1,113 million in 2Q20. Profit distribution based on the 2Q20 profit reached R$900 million.

2

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2020, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data[1]

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

NET OPERATING REVENUES	10,317	(5.1)	21,142	(3.2)
Net Mobile Revenues	6,618	(5.1)	13,688	(2.6)
Net Handsets Revenues	373	(40.9)	954	(22.4)
Net Fixed Revenues	3,700	(5.1)	7,454	(4.3)
OPERATING COSTS	(6,214)	(5.9)	(12,532)	(5.2)
Recurring Operating Costs[1]	(6,214)	(5.9)	(12,608)	(4.6)
EBITDA	4,103	(3.8)	8,610	(0.2)
EBITDA Margin	39.8%	0.5 p.p.	40.7%	1.2 p.p.
Recurring EBITDA[1]	4,103	(3.8)	8,534	(1.1)
Recurring EBITDA Margin[1]	39.8%	0.5 p.p.	40.4%	0.9 p.p.
NET INCOME	1,113	(21.6)	2,266	(17.9)

CAPEX | EX-IFRS 16	1,909	(19.1)	3,556	(12.3)
FREE CASH FLOW AFTER LEASE PAYMENTS[2]	2,772	27.3	5,362	62.6

TOTAL SUBSCRIBERS (THOUSAND)	92,012	(2.5)	92,012	(2.5)
Mobile Subscribers	74,408	0.9	74,408	0.9
Fixed Subscribers	17,603	(14.6)	17,603	(14.6)

1 Inclusion of atypical results mainly from Covid-19. In 2Q20 it considers the Reported Ebitda as Recurring Ebitda. In 1Q20: positive non-recurring effect related to the sale of towers and rooftops in the amount of R$ 75.7 million.

2 Includes the receipt of the amount related to the sale of towers in 1Q20.

3

MOBILE BUSINESS

Operating Performance[2]

Thousand	2Q20	∆% YoY	6M20	∆% YoY
TOTAL SUBSCRIBERS	74,408	0.9	74,408	0.9
Postpaid	43,117	3.4	43,117	3.4
M2M	9,861	8.1	9,861	8.1
Prepaid	31,291	(2.3)	31,291	(2.3)
MARKET SHARE[1]	33.0%	0.7 p.p.	33.0%	0.7 p.p.
Postpaid[1]	38.9%	(1.1) p.p.	38.9%	(1.1) p.p.
Prepaid[1]	27.3%	1.4 p.p.	27.3%	1.4 p.p.
ARPU (R$/month)	27.9	(2.6)	28.5	(2.2)
Postpaid (Human)	49.9	(2.6)	50.6	(3.1)
M2M	2.9	0.5	3.0	2.3
Prepaid	12.1	(1.3)	12.3	1.3
MONTHLY CHURN	3.4%	0.0 p.p.	3.2%	(0.0) p.p.
Postpaid (ex-M2M)	1.5%	(0.3) p.p.	1.5%	(0.3) p.p.
Prepaid	5.4%	0.3 p.p.	5.3%	0.2 p.p.

Total accesses came to 74,408 thousand at the end of the quarter, an 0.9% increase over 2Q19. Total market share reached 33.0% in May 2020, the highest in more than 14 years.

In the postpaid segment, Telefônica Brasil continued to grow consistently, reaching 43,117 thousand accesses in June 2020, up 3.4% y-o-y. Postpaid accesses accounted for 57.9% of the total mobile customer base (+1.3 p.p. y-o-y), with a market share of 38.9% in May 2020. The Company remains leader in 4G-technology terminals, with a market share of 32.2% in May 2020 (7.5 p.p. more than the second player), highlighting the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions registered disconnections of 608 thousand in 2Q20, mainly due to store closures at the beginning of the quarter, reducing the volume of gross additions. At the end of June 79% of our stores had already reopened, with reduced hours and limited capacity. In the prepaid segment, 267 thousand net adds were registered in the period.

In the Machine-to-Machine (M2M) segment, the access base reached 9,861 thousand customers in May 2020, an 8.1% increase over the same period last year. Telefônica Brasil is the market leader in this segment, with a market share of 39.5% in May 2020.

Mobile ARPU fell 2.6% over 2Q19, reflecting the lower revenue growth in the quarter.

1 - On May 2020.

4

Financial Performance

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

NET OPERATING MOBILE REVENUES	6,618	(5.1)	13,688	(2.6)
Net Mobile Service Revenues	6,245	(1.5)	12,734	(0.7)
Net Handset Revenues	373	(40.9)	954	(22.4)

Mobile Net Revenues decreased 5.1% in 2Q20 when compared to the same period last year, reflecting lower mobile service revenues and lower handset sales volume.

Mobile Service Revenues decreased 1.5% in 2Q20, interrupting the growth of the last quarters, due to the pandemic caused by Covid-19. Postpaid Revenues[3] decreased 0.7% in 2Q20 when compared to the same period of last year and Prepaid Revenues decreased 4.9% y-o-y in the quarter, influenced by lower commercial activity. Nevertheless, a steady improvement in revenues occurred in May and June, reflecting the reopening, however partially, of the economy in most Brazilian states.

Net Revenues from Handsets showed a reduction of 40.9% compared to the same quarter of last year, reflecting the reduction in handset sales due to the closure of our physical stores in the context of containment measures due to the Covid-19 pandemic.

1 - Postpaid revenue includes M2M and wholesale.

5

FIXED LINE BUSINESS[4]

Operating Performance[5]

Thousand	2Q20	∆% YoY	6M20	∆% YoY
TOTAL SUBSCRIBERS	17,603	(14.6)	17,603	(14.6)
Fixed Broadband	6,554	(9.8)	6,554	(9.8)
FTTH	2,863	31.9	2,863	31.9
Pay TV	1,270	(13.0)	1,270	(13.0)
IPTV	805	24.3	805	24.3
Voice	9,779	(17.8)	9,779	(17.8)
MARKET SHARE | Fixed Broadband[1]	20.2%	(2.7) p.p.	20.2%	(2.7) p.p.
Market Share | FTTH[1]	22.9%	(5.3) p.p.	22.9%	(5.3) p.p.
MARKET SHARE | Pay TV1	8.3%	(0.3) p.p.	8.3%	(0.3) p.p.
Market Share | IPTV[1]	77.4%	(2.4) p.p.	77.4%	(2.4) p.p.
MARKET SHARE | Voice[1]	31.1%	(1.9) p.p.	31.1%	(1.9) p.p.
ARPU | Broadband (R$/month)	74.5	17.6	73.3	16.8
ARPU | Pay TV (R$/month)	106.8	2.6	107.6	4.6
ARPU | Voice (R$/month)[2]	34.7	(3.8)	34.6	(3.4)

Fixed accesses reached 17,603 thousand in 2Q20, down 14.6% from 2Q19, influenced by the performance of the legacy businesses of voice, xDSL and DTH, mainly due to service maturity and the strategic decision to stop selling pay TV business with DTH technology since the beginning of 3Q19.

Fixed broadband accesses came to 6,554 thousand customers in 2Q20, down 9.8% from 2Q19, mainly due to xDSL customer disconnections. On the other hand, the FTTH customer base, that has higher ARPU, grew 31.9% over 2Q19, to 2,863 thousand accesses in 2Q20, reflecting the Company’s strategy focused on the expansion of the fiber network, offering higher speeds and a better customer experience. Broadband ARPU increased 17.6% over 2Q19.

Pay TV accesses decreased 13.0% y-o-y in 2Q20, ending the second quarter with 1,270 thousand subscribers, due to the Company's strategic decision to stop selling DTH technology. On the other hand, there was an improvement in the customer mix due to 24.3% y-o-y growth in IPTV accesses on 2Q20. In this context, Pay TV ARPU increased 2.6% over 2Q19, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 9,779 thousand in 2Q20, down 17.8% from 2Q19, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1 - In May 2020.

2 - Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

6

Financial Performance

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

NET OPERATING FIXED REVENUES	3,700	(5.1)	7,454	(4.3)
Broadband[1]	1,485	6.7	2,961	6.6
FTTH	709	47.6	1,336	45.6
Pay TV	408	(12.4)	831	(11.3)
IPTV	265	22.3	523	25.6
Corporate Data and ICT	688	4.6	1,390	9.1
Fixed Voice and Others	1,118	(19.1)	2,251	(19.0)

Growing Businesses²	56.9%	8.2 p.p.	55.8%	8.1 p.p.
Legacy Businesses³	43.1%	(8.2) p.p.	44.2%	(8.1) p.p.
1- Broadband revenues include residential and SME customers.
2- Growing Businesses considers revenues from FTTH, FTTC, IPTV and Corporate Data and ICT.
3- Legacy Businesses considers revenues from XDSL, DTH, Voice and Others.

Net fixed revenues fell 5.1% in 2Q20, impacted by the decrease in fixed voice and others revenue and Pay-TV, partially offset by the positive evolution of broadband revenues and corporate data and ICT.

Broadband revenues rose 6.7% over 2Q19, fueled by the 47.6% y-o-y increase in FTTH revenues, that accounted for 47.8% of this line in the period, showing strong resilience even with the economic effects resulting from the confinement measures adopted due to Covid-19. We continue to focus our efforts on increasing the number of customers connected with fiber and migrating customers to higher speeds with higher ARPU and expanding the FTTH network to 30 new cities during the second quarter of 2020. By the end of the period we had FTTH coverage in 216 cities.

Pay-TV revenues fell 12.4% in 2Q20, due to the Company’s more selective strategy for this service, focusing on high-end products designed to improve the customer experience and optimize profitability, such as IPTV, whose revenues grew 22.3% y-o-y.

Corporate data and ICT revenues increased 4.6% over 2Q19, due to strong revenues from new services in the B2B market, including data, cloud, IT services and equipment sales.

Voice and Others revenues fell 19.1% y-o-y in 2Q20, mainly due to the maturity of the service and the fixed-to-mobile substitution.

7

OPERATING COSTS

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

OPERATING COSTS	(6,214)	(5.9)	(12,532)	(5.2)
Personnel	(916)	(0.7)	(1,905)	4.3
Costs of Services Rendered	(2,544)	4.8	(5,014)	2.8
Interconnection	(357)	42.5	(671)	20.8
Taxes and Contributions	(403)	(0.3)	(830)	2.0
Third-party Services	(1,426)	(1.0)	(2,800)	(0.7)
Others	(357)	7.3	(713)	3.6
Cost of Goods Sold	(492)	(34.6)	(1,119)	(25.7)
Commercial Expenses	(2,042)	(6.0)	(4,046)	(7.8)
Provision for Bad Debt	(531)	33.6	(985)	19.7
Third-party Services	(1,452)	(15.1)	(2,955)	(13.9)
Others	(59)	(10.3)	(106)	(19.9)
General and Administrative Expenses	(309)	0.6	(614)	0.1
Other Net Operating Revenues (Expenses)	88	n.a.	165	n.a.
Recurring Operating Costs[1]	(6,214)	(5.9)	(12,608)	(4.6)

Operating costs[6], excluding depreciation and amortization expenses, fell 5.9% over 2Q19, reaching R$ 6,214 million in the quarter, while inflation was +2.1% (IPCA - 12M). The reduction is mainly due to lower commercial expenses and handset sales.

Personnel Cost decreased 0.7% in the annual comparison, mainly due to the measures adopted by the Company related to the Provisional Measure 936/2020 as a reduction in working hours and temporary suspension of employment contracts. Telefônica Brasil is a member of the Movimento Não Demita and has adopted all the necessary measures to maintain jobs during the pandemic.

Costs of services rendered were up 4.8% versus 2Q19, reflecting higher interconnection costs due to the variability of IP traffic in 2Q19.

The Cost of Goods Sold registered a reduction of 34.6% in 2Q20 compared to the same period last year, reflecting the lower commercial activity and the temporary closure of our physical stores due to the Covid-19 confinement measures.

Commercial expenses registered a reduction of 6.0% compared to 2Q19, mainly reflecting the lower commercial activity of the period and the increasing digitalization and automation of customer service activities.

The provision for doubtful accounts totaled R$ 531 million, corresponding to 3.5% of gross revenues and moved up 1.1 p.p. y-o-y in 2Q20.

Third-party services fell 15.1% in the annual comparison. The lower commercial activity, the larger share of e-commerce in product, service and recharge sales and the accelerated digitalization of processes related to customer experience (e-billing, AURA virtual assistant and the MEU VIVO app) led to a reduction in call center, back office and bill preparation and mailing costs, among others.

1 - Inclusion of atypical results mainly from Covid-19. In 2Q20 it considers the Reported Operating Costs as Recurring Operating Costs. In 1Q20: positive non-recurring effect related to the sale of towers and rooftops in the amount of R$ 75.7 million.

8

General and administrative expenses remained stable in 2Q20 (+0.6% y-o-y), due to ongoing cost control in these lines.

Other Net Operating Revenues (Expenses) totaled revenues of R$ 88 million, mainly due to the reduction of civil and labor contingencies and positive tax effects, partially offset by higher regulatory contingencies.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 4,103 million in 2Q20, down 3.8% over 2Q19, reflecting the lower commercial activity in the period due to the Covid-19 pandemic, partially offset by the efficiency in cost control. The EBITDA margin stood at 39.8%, with y-o-y increase of 0.5 p.p. over 2Q19.

Recurring EBITDA[7] for the 6M20 totaled R$ 8,534 million, down 1.1% from the same period last year, reaching an EBITDA margin of 40.4% in the semester, up 0.9 p.p. versus 6M19.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

DEPRECIATION AND AMORTIZATION	(2,777)	5.3	(5,522)	5.7
Depreciation	(2,125)	10.8	(4,205)	10.5
Amortization	(653)	(9.3)	(1,317)	(7.2)

Depreciation and amortization increased 5.3% over 2Q19, mainly due to the growth of the fixed asset base related to the expansion of the fiber network, in addition to the asset life review performed in 4Q19.

FINANCIAL RESULT

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

NET FINANCIAL RESULT	(75)	(68.9)	(269)	(18.5)
Income from Financial Investments	49	(28.6)	94	(24.0)
Debt Interest	(159)	(25.2)	(299)	(26.8)
Gains (Losses) on Derivative Transactions	20	86.7	(3)	n.a.
Monetary and Exchange Variation and Other	16	n.a.	(62)	(19.0)

In 2Q20, the Financial Result registered an expense of R$ 75 million, down from the R$ 241 million expense registered in 2Q19, mainly due to the reduction of net indebtedness throughout the year and monetary variation related to lawsuits in the period.

1 - Excludes the amount related to the sale of towers and rooftops in the amount of R$ 75.7 million in 1Q20.

9

NET INCOME

In 2Q20, Net Income totaled R$ 1,113 million, a 21.6% y-o-y reduction due to lower EBITDA, higher depreciation expenses and higher tax expenses in the quarter, partially offset by better financial results.

CAPEX

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

Network	1,566	(21.9)	2,950	(16.2)
Technology / Information System	290	(0.1)	498	9.5
Products and Services, Channels, Administrative and Others	52	(19.2)	108	32.5
CAPITAL EXPENDITURES | EX-IFRS 16	1,909	(19.1)	3,556	(12.3)
Rights of Use | IFRS 16	342	(67.5)	473	(57.1)
TOTAL | IFRS 16	2,251	(34.0)	4,029	(21.9)

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUES	18.5%	(3.2) p.p.	16.8%	(1.7) p.p.

Capex reached R$ 1,909 million in 2Q20, which represents 18.5% of Net Operating Revenue for the period, in line with the three-year guidance disclosed by the Company. The amount invested was mostly for footprint expansion, the adoption of FTTH and IPTV and for the increased capacity and expansion in 4G and 4.5G technologies, in addition to investments in network maintenance and conservation, supporting the growth in demand for data and ensuring the quality of services provided to our clients.

CASH FLOW

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY

Recurring EBITDA	4,103	(3.8)	8,534	(1.1)
Capital Expenditures	(1,909)	(19.1)	(3,556)	(12.3)
Taxes and Net Financial Result	(146)	(45.2)	(342)	(31.2)
Working Capital Variation	1,163	21.2	1,233	2,329.6
FREE CASH FLOW FROM BUSINESS ACTIVITIES	3,212	23.6	5,870	42.3
Lease Payments	(441)	16.0	(978)	32.3
FREE CASH FLOW AFTER LEASE PAYMENTS	2,772	24.9	4,892	44.5
Proceeds from the Sale of Towers	0	n.a.	470	n.a.
Non-Recurring Items	0	n.a.	0	n.a.
FREE CASH FLOW AFTER LEASE PAYMENTS AND NON-RECURRING EFFECTS	2,772	27.3	5,362	62.6

Free cash flow after lease payments reached R$2,772 million in 2Q20, 24.9% (R$552 million) higher than in 2Q19, reflecting investments optimization and lower financial and tax payments. In 6M20, the Free Cash Flow after Lease payments was R$4,892 million, an increase of 44.5% y-o-y, as a result of the previously mentioned issues as well as the postponement of the payment of regulatory fees (Fistel, Condecine and EBC), that normally occurs in the first quarter of the year, but due to the measures adopted by the Government to minimize the impacts of the Covid-19 pandemic, will occur in the second half of 2020.

10

INDEBTEDNESS

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% to 5.5%	2023	1	0	2
BNB	R$	7.0% to 10.0%	2022	15	17	32
Suppliers	R$	110.0% to 150.3% of CDI	2020	538	0	538
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	29	29	57
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	1,027	999	2,026
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	1,003	0	1,003
Financial Leases	R$	IPCA	2033	48	343	391
Contingent Consideration	R$	SELIC	2025	0	490	490
ISSUANCES | EX-IFRS 16				2,660	1,878	4,538
IFRS 16 Effects | Leasing	R$	IPCA	2033	2,199	6,412	8,610
TOTAL | IFRS 16				4,859	8,290	13,148

Net Debt | Ex-IFRS 16 Debt Profile L.T.4

Consolidated in R$ million	06/30/2020	03/31/2020	06/30/2019	2Q20
Short-Term Debt	2,660	2,761	1,310	Year	Pro forma	IFRS 16
Long-Term Debt	1,878	1,882	4,459		(R$ million)	(R$ million)
Total Debt	4,538	4,643	5,769	2021	84	1,941
Cash and Cash Equivalents[1]	(8,188)	(5,493)	(5,871)	2022	1,052	2,543
Net Derivatives Position	(14)	(1)	(30)	2023	37	1,121
Contingent Consideration Guarantee Asset[2]	(490)	(487)	(475)	2024	32	757
Net Debt	(4,153)	(1,337)	(607)	After 2023	673	1,927
Net Debt / EBITDA AL3	(0.26)	(0.08)	(0.04)	Total	1,878	8,290
1- Includes the investment in BNB given as a guarantee for the loan from that bank.
2- Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
3- LTM EBITDA "after lease payments", disregarding payment of principal and interest related to financial leasings.
4- Includes only long term loans and financing.

The Company closed 2Q20 with gross debt of R$4,538 million, excluding the recognition of liabilities for leases, including towers and its land, circuits, offices, stores and commercial properties, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company has no outstanding debts in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net cash of R$4.153 million in 2Q20. Net debt fell R$3,543 million from 2Q19, mainly due to increased cash generation in the period. Considering the impact of IFRS 16, net debt totaled R$4,457 million at the end of the period.

11

OWNERSHIP STRUCTURE

06/30/2020	Common	Preferred	Total
Controlling Group	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Equity Value per Share: R$41.00

Subscribed/Paid up Capital: R$63,571 million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares closed 2Q20 at R$48.40 and R$48.03, respectively, recording a depreciation of 1.3% and 17.2%, over the closing price at the end of 2019. In the same period, the daily trading volume of VIVT3 and VIVT4 shares recorded R$4.5 million and R$143.8 million, respectively.

The ADRs (VIV) traded on the NYSE closed 2Q20 at US$8.86, down 38.1% over the closing price at the end of 2019. The daily trading volume of ADRs recorded US$22.3 million in the same period.

The chart below shows the Company’s stock performance:

12

DIVIDENDS AND INTEREST ON EQUITY

At the meeting held on June 17th, 2020, the Board of Directors approved the payment of interest on equity totaling the gross amount of R$900 million related to fiscal year 2020. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2020, ad referendum of the Shareholders' Meeting to be held in 2021. The payment will be made in 2021, to common and preferred shareholders subscribed in the Company’s record on June 30th, 2020.

Year to date, the Company has approved the distribution of interest on equity totaling R$1,320 million, once again reaffirming its commitment to maximize returns to shareholders.

The table below shows the amounts to be distributed per share:

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	Up to 12/31/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	128	Common	0.083304	0.070809	Up to 12/31/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	230	Common	0.149948	0.127456	Up to 12/31/2021
(based on Jan-20)					Preferred	0.164942	0.140201

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

Dividends	05/28/2020	05/28/2020	2,196	2,196	Common	1.219332	1.219332	12/09/2020
(based on Dec-19)					Preferred	1.341265	1.341265
Dividends	12/19/2019	12/30/2019	1,000	1,000	Common	0.555362	0.555362	08/18/2020
(based on Nov-19)					Preferred	0.610898	0.610898
IOC	12/19/2019	12/30/2019	350	298	Common	0.194377	0.165220	08/18/2020
(based on Nov-19)					Preferred	0.213814	0.181742
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	08/18/2020
(based on 2019)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	08/18/2020
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	595	Common	0.388753	0.330440	08/18/2020
(based on 2019)					Preferred	0.427629	0.363484

SUBSEQUENT EVENTS

On July 29th, 2020, the Board of Directors approved a new buyback program for common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction.

The maximum amounts authorized for acquisition are 583,558 common shares and 37,736,954 preferred shares. The acquisitions will be made at B3, at market prices, observing the legal and regulatory limits and using the capital reserve balance contained in the balance sheet as of June 30th, 2020.

The new program will be in effect until January 2022 and its main objective is to increase the generation of value for shareholders.

13

INCOME STATEMENT

Consolidated in R$ million	2Q20	∆% YoY	6M20	∆% YoY
GROSS OPERATING REVENUE	14,974	(8.4)	30,778	(6.8)
Gross Operating Mobile Revenue	9,458	(9.5)	19,623	(7.8)
Gross Operating Fixed Revenue	5,516	(6.5)	11,155	(4.9)
NET OPERATING REVENUE	10,317	(5.1)	21,142	(3.2)
Net Operating Mobile Revenue	6,618	(5.1)	13,688	(2.6)
Net Operating Fixed Revenue	3,700	(5.1)	7,454	(4.3)
OPERATING COSTS	(6,214)	(5.9)	(12,532)	(5.2)
Personnel	(916)	(0.7)	(1,905)	4.3
Costs of Services Rendered	(2,544)	4.8	(5,014)	2.8
Interconnection	(357)	42.5	(671)	20.8
Taxes and Contributions	(403)	(0.3)	(830)	2.0
Third-party Services	(1,426)	(1.0)	(2,800)	(0.7)
Others	(357)	7.3	(713)	3.6
Cost of Goods Sold	(492)	(34.6)	(1,119)	(25.7)
Commercial Expenses	(2,042)	(6.0)	(4,046)	(7.8)
Provision for Bad Debt	(531)	33.6	(985)	19.7
Third-party Services	(1,452)	(15.1)	(2,955)	(13.9)
Others	(59)	(10.3)	(106)	(19.9)
General and Administrative Expenses	(309)	0.6	(614)	0.1
Other Net Operating Revenue (Expenses)	88	n.a.	165	n.a.

EBITDA	4,103	(3.8)	8,610	(0.2)
EBITDA Margin %	39.8%	0.5 p.p.	40.7%	1.2 p.p.
DEPRECIATION AND AMORTIZATION	(2,777)	5.3	(5,522)	5.7

EBIT	1,326	(18.5)	3,088	(9.2)

FINANCIAL RESULT	(75)	(68.9)	(269)	(18.5)

GAIN (LOSS) ON INVESTMENTS	1	700.0	1	n.a.

TAXES	(139)	n.a.	(554)	80.0

NET INCOME	1,113	(21.6)	2,266	(17.9)

14

BALANCE SHEET

Consolidated in R$ million	06/30/2020	12/31/2019	∆%
ASSETS	110,692	108,290	2.2
Current Assets	22,334	18,645	19.8
Cash and Cash Equivalents	8,174	3,393	140.9
Accounts Receivable from Customers	10,089	10,263	(1.7)
Provision for Doubtful Accounts	(1,759)	(1,543)	14.0
Inventories	620	578	7.2
Recoverable Income Tax and Social Contribution	531	412	29.1
Recoverable Taxes, Fees and Contributions	2,758	4,176	(34.0)
Escrow Deposits and Frozen Assets	222	278	(20.1)
Derivative Financial Instruments	12	19	(38.9)
Prepaid Expenses	1,307	687	90.3
Other Assets	381	383	(0.4)
Non-Current Assets	88,359	89,645	(1.4)
Accounts Receivable from Customers	511	542	(5.7)
Provision for Doubtful Accounts	(127)	(101)	24.9
Financial Investments	65	64	2.2
Recoverable Taxes, Fees and Contributions	1,320	841	56.9
Deferred Income Tax and Social Contribution	156	171	(8.5)
Escrow Deposits and Frozen Assets	3,284	3,393	(3.2)
Derivative Financial Instruments	59	53	11.0
Prepaid Expenses	170	220	(22.7)
Other Assets	217	236	(8.1)
Investments	140	104	34.0
Property, Plant and Equipment, Net	41,768	42,847	(2.5)
Intangible Assets, Net	40,796	41,275	(1.2)
LIABILITIES AND SHAREHOLDERS' EQUITY	110,692	108,290	2.2
LIABILITIES	41,450	37,834	9.6
Current Liabilities	21,818	17,732	23.0
Payroll and Related Charges	853	752	13.4
Suppliers and Accounts Payable	5,732	6,872	(16.6)
Income Tax and Social Contribution	5	7	(19.7)
Taxes, Fees and Contributions	2,067	1,140	81.3
Loans, Financing, Debentures and Leasing	4,859	4,127	17.7
Interest on Capital and Dividends	6,907	3,587	92.5
Provisions and Contingencies	367	375	(2.1)
Derivative Financial Instruments	2	2	(21.1)
Deferred Revenues	513	506	1.3
Other Liabilities	514	365	40.8
Non-Current Liabilities	19,632	20,102	(2.3)
Payroll and Related Charges	64	36	78.6
Taxes, Fees and Contributions	305	285	7.1
Income Tax and Social Contribution	96	87	10.9
Deferred Income Tax and Social Contribution	3,640	3,146	15.7
Loans, Financing, Debentures and Leasing	8,290	9,698	(14.5)
Provisions and Contingencies	5,433	5,161	5.3
Derivative Financial Instruments	55	54	1.8
Deferred Revenues	281	212	32.6
Other Liabilities	1,469	1,423	3.2
SHAREHOLDERS' EQUITY	69,242	70,456	(1.7)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,166	1,166	0.0
Profit Reserve	3,502	3,492	0.3
Additional Proposed Dividends	0	2,196	n.a.
Other Comprehensive Income	67	31	116.9
Accumulated Profits	937	0	n.a.

15

CONFERENCE CALL

English

Date: July 29, 2020 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil:(+55 11) 3181-8565 or (+55 11) 4210-1803
•	EUA:(+1 412) 717-9627
•	United Kingdom:(+44 20) 3795-9972
•	Spain:(+34 91) 038-9593

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event until August 5, 2020 at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000

Phone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director